Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

February 25, 2015
Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours, /s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Final Pricing Supplement or Term Sheet	Pricing Supplement or Term Sheet No.
Dual Directional Capped Knock-Out Notes due August 24, 2016 Linked to the Performance of the S&P 500® Index	February 20, 2015	J429
Dual Directional Capped Knock-Out Notes due August 24, 2016 Linked to the Performance of the EURO STOXX 50® Index	February 20, 2015	J430
11.20% Contingent Coupon Autocallable Yield Notes due February 25, 2020 Linked to the Performance of the EURO STOXX 50® Index	February 20, 2015	J431
Accelerated Barrier Notes due February 23, 2018 Linked to the Performance of the United States Oil Fund, LP and the Energy Select Sector SPDR® Fund	February 20, 2015	T488
9.25% per annum Autocallable Contingent Coupon Buffered Securities due February 25, 2020 Linked to the Performance of the S&P 500® Index and the United States Oil Fund, LP	February 20, 2015	U1181